Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Plans to Expand Glacier to 100 mmcfd with Corporate
     Production Forecast to reach 30,000 boe per day by Q2 2011

     (TSX: AAV, NYSE: AAV)

     CALGARY, June 14 /CNW/ - Advantage Oil and Gas Ltd. ("Advantage" or the
"Corporation") is pleased to announce that the Board of Directors of Advantage has approved a capital budget and guidance for the 12 month period ending June
30, 2011. The capital budget is focused on increasing production at Glacier from 50 mmcfd to a target of 100 mmcfd (16,667 boe/d) by Q2 2011. In conjunction with the anticipated production increase at Glacier, corporate production is forecast to grow to approximately 30,000 boe per day in Q2 2011 of which Glacier will represent 55% of total production.
     Advantage's corporate capital budget for the 12 month period ending June
2011 is set at $219 million ($200 million net of drilling credits).
Approximately 80% of the capital budget is allocated to Glacier to further develop and delineate our extensive land base and expand processing capacity to 100 mmcfd. Advantage's capital budget reinforces our strategy to focus on projects that generate economic growth during lower commodity price cycles, balance cash flow and capital requirements and reduce our cost structure.
Management will review the capital program on a regular basis in the context of prevailing economic conditions and make adjustments as deemed necessary to the program, subject to approval by the Board of Directors.
     The recent Alberta Government royalty announcement on May 27, 2010 enhances the economics of drilling at Glacier due primarily to changes in the
Natural Gas Deep Drilling Program ("NGDDP") which reduces the vertical depth requirement and makes the program permanent. As a result, all of our Montney horizontal wells at Glacier drilled after May 1, 2010 will qualify for the
NGDDP which is estimated to provide a royalty incentive of $2.7 to $3.4 million for a typical horizontal well (a typical Advantage horizontal well at
Glacier is 4,200 to 4,500 meters in total length). This lowers the natural gas price threshold required to drill economic wells and substantially improves the value of future reserves and upside potential at Glacier.

     <<
     Glacier Expansion to 100 mmcfd (16,667 boe per day) by Q2 2011

     -   Further to our successful drilling program in 2009 and production growth to 50 mmcfd in April 2010, the next phase of development at
         Glacier is targeted to increase production to 100 mmcfd. This will require i) additional horizontal Montney wells to further delineate our extensive land block and increase production capability to 100 mmcfd, and ii) expansion of our Glacier gas plant, gas gathering system and sales pipeline to TCPL.

     -   For the 12 months ending June 2011, capital expenditures at Glacier are estimated to be $166 million (net of drilling credits) which includes:

            -  $127 million for the drilling and completion of 28 net (28 gross) horizontal Montney wells. The majority of these new wells will be drilled during the second half of 2010 with on-
               stream dates scheduled in conjunction with the commissioning of the expanded facilities and pipelines. Four drilling rigs have been secured and drilling is scheduled to commence in the
               latter part of June 2010. A large number of these wells will qualify for the current drilling credit incentive (expires
               March 31, 2011) of $200/meter which is estimated to offset drilling costs by approximately $11 million at Glacier. All of these wells will also qualify for the NGDDP (see below).

            -  $20 million to expand the processing capacity at our Glacier gas plant (100% Advantage working interest) from 50 to 100 mmcfd. The expansion will include an additional processing train consisting of additional compression and amine treating capacity and is scheduled to begin commissioning on or about the start of the second quarter of 2011.

            -  $19 million for gas gathering system expansions and well tie-
               ins. Expansion plans to increase the TCPL sales pipeline to 100 mmcfd capacity has already been initiated and is scheduled to be completed concurrent with the commissioning of the expanded gas plant facilities.

     -   Increasing production at Glacier to 100 mmcfd will reduce the operating cost structure and drive further efficiencies at the corporate level. Operating costs at Glacier have decreased from $8.75 per boe to approximately $2.75 per boe with the commissioning of
         Advantage's 50 mmcfd Glacier gas plant. We estimate that operating costs at Glacier will be further reduced when production reaches 100 mmcfd to a target of approximately $1.75 per boe.

     -   The combined impact of reduced operating costs and lower royalty rates will significantly improve the netbacks realized for our
         Montney gas production.

     -   We will continue to retain the option to direct natural gas volumes to the Wembley gas plant which provides for operational flexibility.

     Significant Upside Potential Exists beyond 100 mmcfd at Glacier

     -   Significant upside potential exists at Glacier as the current number of Upper Montney wells totals 28 net (34 gross) within our 80 net section land block. This results in an average well density of less than 1 well for every 2 sections of land. Advantage currently has regulatory approval for 4 to 6 wells per section with some Montney operators evaluating as many as 8 wells per section. The well density per section will remain low even after completion of the upcoming drilling program.

     -   The total number of wells drilled in the Lower Montney formation is currently 4.7 net (8 gross) wells. Additional drilling activity by
         Advantage and offset producers in the Lower Montney is contributing to increased technical knowledge and improving results. Consequently, the drilling inventory could grow substantially as more wells are completed in the Lower Montney formation to delineate the fairway.

     -   Advantage currently estimates that our Montney drilling inventory at
         Glacier is in excess of 500 horizontal locations.

     -   Advantage has also realized a 24% reduction in drilling and completion costs and a 70% increase in the productivity per frac through optimization and application of new technology over the last
         20 months. We believe that future technology developments will continue to enhance results in both the Upper and Lower Montney formations leading to even further improvements in cost efficiencies, drilling inventory and increased recovery factors.

     Recent Alberta Royalty Announcement Provides Royalty Incentives of up to
     $3.4 millon per Horizontal Well at Glacier

     -   The recent Alberta Government royalty announcement on May 27, 2010 included changes to the NGDDP, finalized royalty curves for oil and natural gas and the introduction of an 'Emerging Resources and
         Technologies' program to incentivize activity in areas requiring high cost technologies.

     -   The most significant impact at Glacier is the change to the NGDDP in which the qualifying vertical depth has been reduced to 2,000 meters
         (from 2,500 meters) and the program has been made a permanent feature of the Alberta royalty framework.

     -   As a result, all Glacier Montney horizontal wells drilled after May
         1, 2010 will now qualify for the NGDDP. Advantage estimates that for a typical Glacier Montney horizontal well (total length of 4,200 to
         4,500 meters), the royalty incentive is $2.7 to $3.4 million which substantially enhances the drilling economics and the value of future drilling locations.

     -   Our 2009 year end reserve report which was prepared by Sproule &
         Associates Ltd. contained 144 Montney horizontal drilling locations which will now qualify for the NGDDP. This is expected to
         significantly increase the Corporation's reserve value.

     -   The effective royalty rate for a new Glacier Montney well is estimated to be less than 7% for the producing life of the well.

     Guidance - Advantage Production Forecast to Grow to 30,000 boe per day by
     Q2 2011

     -------------------------------------------------------------------------
                             H2 2010           H1 2011       Total 12 Months
     -------------------------------------------------------------------------
     Production Average
      (boe/d)            23,000 - 23,800   26,600 - 27,200   24,800 - 25,500
     -------------------------------------------------------------------------
     Royalty Rate (%)       13% - 15%         13% - 15%        13% - 15%
     -------------------------------------------------------------------------
     Operating Costs
      ($/boe)            $ 9.75 - $10.25   $8.50 - $9.00     $9.10 - $9.65
     -------------------------------------------------------------------------
     Capital
      Expenditures(x)
      ($ million)           $120 - $130       $70 - $80       $190 - $210(x)
     -------------------------------------------------------------------------
     (x)Note: Capital expenditures include total drilling credits of $18 million over the 12 month period.

     -   The Board of Directors of Advantage has approved a total corporate capital budget of $200 million (net of drilling credits) for the 12 months ended June 2011 which consists of 80% allocated to Glacier.
         The capital expenditures are anticipated to be funded primarily out of cash flow supported by Advantage's strong hedging program.

     -   Corporate production is forecast to grow to approximately 30,000 boe per day by Q2 2011 in conjunction with the ramp up in Glacier production to 100 mmcfd. This represents a 25% increase in corporate production as compared to current production of approximately 24,000 boe per day (net of non-core asset dispositions of 1,700 boe per day that closed in Q2 2010). Production during the second half of 2010 is expected to remain relatively stable as capital expenditures are directed to Glacier expansion activities during H2 2010.

     -   Operating costs are forecast to decline over the period resulting from the increased contribution of lower cost production at Glacier and the impact of non-core asset dispositions in Q2 2010.

     Funds from Operations and Hedging Summary

     -   Funds from operations for the 12 month period ending June 2011 based on mid-range guidance is estimated at $196 million using an average
         Nymex natural gas price of $5.19 US/mmbtu (AECO $4.98 Cdn/mcf), WTI oil price of $79.30 US/bbl and an $0.96 Cdn/$US exchange rate.
         Advantage's current hedging positions have been included in the estimate of funds from operations.

     -   We have a significant portion of our natural gas hedged through to the end of 2011. Our natural gas hedges include 57% of net production hedged at an average price of $7.46 Cdn/mcf for 2010 and 32% of net production hedged at an average price of $6.34/mcf for H1 2011. For additional details, please visit our website at www.advantageog.com

     -   Our strategy will be to continue to employ a multi-year hedging program to reduce the volatility in cash flow and support our capital expenditure program
     >>

     An updated corporate presentation is available on our website.

     Advisory

     The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements in the press release relating to, among other things, resource estimates, timing of drilling, completion and testing of certain wells, expected results of the use of horizontal well and multi-frac technology, expected production and operating costs with respect to our Glacier Development Program and guidance and hedging. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves and resources; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities.
Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to Advantage
Oil & Gas Ltd. Annual Information Form dated March 16, 2010 which is available on SEDAR at www.sedar.com.
     References in this press release to test production rates, initial productivity, initial production capability, initial flow rates and average flowing pressure are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Advantage.
     Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. Such conversion rate is based on an energy equivalency conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Oil & Gas Ltd., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: mailto:ir(at)advantageog.com/
     (AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 21:32e 14-JUN-10